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                             November 27, 2020

       Justin Schreiber
       Chief Executive Officer
       Conversion Labs, Inc.
       800 Third Avenue, Suite 2800
       New York, NY 10022

                                                        Re: Conversion Labs,
Inc.
                                                            Amendment No. 1 to
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed November 25,
2020
                                                            File No. 000-55857

       Dear Mr. Schreiber:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Revised Preliminary Proxy Statement on Schedule 14A

       Proposal No. 2: Ratification of the January 21, 2020 Amendment, page 11

   1. We note your response to comment 4, and reissue our comment in part. Please revise your disclosure to
include a discussion of the dilutive effect that the ratification of the
                                                        Series B issuance and
Warrants issued would have on existing shareholders. In addition, please clarify whether
each share of Series B Preferred Stock, or whether all 3,500 shares of Series B Preferred
Stock issued in the aggregate, will hold 1,200,000 votes in matters submitted to a vote.
Please clearly disclose the number of votes that each share of Class B is entitled to vote.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Justin Schreiber
Conversion Labs, Inc.
November 27, 2020
Page 2

       Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Asia Timmons-Pierce,
Special Counsel, at (202) 551-3754 with any questions.



                                                          Sincerely,
FirstName LastNameJustin Schreiber
                                                          Division of
Corporation Finance
Comapany NameConversion Labs, Inc.
                                                          Office of
Manufacturing
November 27, 2020 Page 2
cc:       Lawrence Metelitsa
FirstName LastName